Exhibit 99.3

Microsoft and Attunity Announce Strategic Partnership
for Data Migration

New Attunity Replicate for Microsoft Migrations offering accelerates migrations to the
Microsoft data platform

REDMOND, WA and BURLINGTON, MA – November 1, 2017 - Attunity Ltd. (NASDAQ CM: ATTU) and Microsoft Corporation (NASDAQ:MSFT) announced an expanded strategic partnership for enabling data migration and replication initiatives. With this partnership, Attunity is working with Microsoft to offer a new product, Attunity Replicate for Microsoft Migrations, which is designed to facilitate and accelerate migrations from various database systems to the Microsoft data platform. Microsoft and Attunity have been business partners for over twenty years, and with this new enhanced collaboration the two companies will build on the history with new scenarios for data replication to accommodate a broad range of data integration requirements including migration, analytics, Data Lake and Big Data initiatives.

"Our expanded strategic partnership with Microsoft enables us to jointly engage customers worldwide to drive large-scale migrations to Azure and the Microsoft data platform," said Shimon Alon, Chairman and Chief Executive Officer at Attunity. "Microsoft and Attunity share a vision to help users get value from their data leveraging the platform of their choice. Together we can unlock incredible opportunities for innovation, providing our customers with a universal platform for high-speed data replication to support many important business initiatives."

"Microsoft is committed to meeting our customers' needs today, while helping them bridge to the future. Attunity Replicate for Microsoft Migrations offers a robust solution for our customers to replicate their data to the Microsoft data platform, including SQL Server 2017 and Azure data services," said John ''JG" Chirapurath, General Manager, Data Platform Marketing at Microsoft. "This expedites and simplifies near-zero downtime data migrations with ongoing replication so that our customers can maximize the value of their data."

Database Migration from Oracle to Microsoft SQL Server and Azure Data Services:
Businesses globally will be able to use Attunity Replicate for Microsoft Migrations to facilitate and simplify migrations from a broad range of commercial and open-source databases, including Oracle, Amazon Redshift, Teradata, IBM Netezza, and PostgreSQL to a broad range of Microsoft data platform targets, across on-premises and Azure. Endpoints include SQL Server 2017, now available on Linux, Docker containers and Windows, as well as Azure SQL Database, SQL Server on a VM in Azure, Azure SQL Database Managed Instance, Azure SQL Data Warehouse, and Azure Database for MySQL and Azure Database for PostgreSQL.

A free license of Attunity Replicate for Microsoft Migrations is provided for 12 months, to allow each migration. Customers requiring extended migration periods and additional data sources can purchase such licenses directly from Attunity.

By collaborating on database migrations, the two companies enable and simplify a number of other in-demand data scenarios.

Data Lakes and Big Data Analytics in Microsoft Azure:
Enterprises building data lake solutions on Azure can use Attunity Replicate for Microsoft Migrations to accelerate, simplify and scale data ingestion to support Big Data initiatives including real-time and streaming analytics, IoT, and machine learning. Attunity Replicate for Microsoft Migrations provides universal data delivery to many systems including Hadoop, Azure SQL Data Warehouse, Azure Event Hubs, and support is in development for Azure BLOB Store, Azure Data Lake Store and Azure HDInsight.

SAP Analytics:
Enterprises using SAP to run their critical business operations can use Attunity Replicate for SAP to deliver live SAP data into their business intelligence (BI) and analytics platforms of choice within the Microsoft data platform. There they can merge SAP data with other business information and leverage tools like Microsoft Power BI to visualize and analyze their data.

Continuous Replication for Real-time Business Intelligence (BI)
Customers can accelerate and scale BI initiatives leveraging tools like Microsoft Power BI while reducing the impact on source operational systems like Oracle by using Attunity Replicate's agentless design. The solution accelerates the replication process by continuously and efficiently capturing and delivering fresh data to SQL Server or Azure SQL Database.

About Microsoft
Microsoft (Nasdaq "MSFT" @microsoft) is the leading platform and productivity company for the mobile-first, cloud-first world, and its mission is to empower every person and every organization on the planet to achieve more.

About Attunity
Attunity is a leading provider of data integration and Big Data management software solutions that enable availability, delivery, and, management of data across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication and distribution, test data management, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed file transfer (MFT), data warehouse automation, data usage analytics, and cloud data delivery.

Attunity has supplied innovative software solutions to its enterprise-class customers for over 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and Hewlett Packard Enterprise. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit  http://www.attunity.com or our blog and join our communities on Twitter, Facebook, LinkedIn and YouTube.

Safe Harbor Statement

This press release contains forward-looking statements, including statements regarding the anticipated features and benefits of Replicate Solutions, within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to: our history of operating losses and ability to achieve profitability; our reliance on strategic relationships with our distributors, OEM, VAR and "go-to-market" and other business partners, and on our other significant customers; our ability to manage our growth effectively; acquisitions, including costs and difficulties related to integration of acquired businesses and possible impairment charges; our ability to continue to expand our business into the SAP market and the success of our Gold Client offering; timely availability and customer acceptance of Attunity's new and existing products, including Attunity Replicate, Attunity Compose and Attunity Visibility; fluctuations in our quarterly operating results, which may not necessarily be indicative of future periods; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism as well as cyber-attacks; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's latest Annual Report on Form 20-F (as amended) which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© Attunity 2017. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

Investor Contacts:
Garth Russell / Allison Soss
KCSA Strategic Communications
P: + 1 212-682-6300
grussell@kcsa.com / asoss@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
P: +972 9-899-3000
dror.elkayam@attunity.com

Press Contacts:
Melissa Kolodziej, Senior Director of Marketing Communications, Attunity
melissa.kolodziej@attunity.com
 Tel. 603-305-3664

Microsoft Media Relations
WE Communications for Microsoft
(425) 638-7777
rrt@we-worldwide.com